Exhibit 99.1

SHARPLINK GAMING LTD.
(FORMERLY KNOWN AS MER TELEMANAGEMENT SOLUTIONS LTD.)
AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

UNAUDITED

INDEX

SHARPLINK GAMING LTD. (FORMERLY KNOWN AS MER TELEMANAGEMENT SOLUTIONS LTD.) AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousand

	June 30,	December 31,
	2021	2020
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,136	$1,504
Restricted cash	739	1,003
Trade receivables (net of allowance for credit losses of $75 and $73, at December 31, 2020 and June 30, 2021, respectively)	340	407
Other accounts receivable and prepaid expenses	288	399
Assets of discontinued operations (Note 1b)	180	178

Total current assets	2,683	3,491

NON- CURRENT ASSETS:

Severance pay fund	259	252
Property and equipment, net	26	35
Deferred taxes	171	171
Goodwill	1,502	1,502

Total non-current assets	1,958	1,960

Total assets	$4,641	$5,451

The accompanying notes are an integral part of the consolidated financial statements.

SHARPLINK GAMING LTD. (FORMERLY KNOWN AS MER TELEMANAGEMENT SOLUTIONS LTD.) AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousand

	June 30,	December 31,
	2021	2020
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$246	$114
Deferred revenues	927	745
Accrued expenses and other liabilities	1,631	1,769
Liabilities of discontinued operations (Note 1b)	499	496

Total current liabilities	3,303	3,124

ACCRUED SEVERANCE PAY	311	306

COMMITMENTS AND CONTINGENT LIABILITIES (Note 3)

SHAREHOLDERS' EQUITY (Note 5):
Share capital -
Ordinary shares of NIS 0.06 par value: Authorized: 8,500,000 shares at June 30,2021 and December 31, 2020; Issued: 2,368,062 and 2,213,396 shares at June 30, 2021 and December 31, 2020, respectively; Outstanding: 2,367,162 and 2,212,496 shares at June 30, 2021 and December 31, 2020, respectively	40	37
Preferred Shares of NIS 0.06 par value: Authorized: 1,500,000 shares at June 30, 2021 and December 31, 2020; Issued and Outstanding: 785,790 and 915,790 shares at June 30, 2021 and December 31, 2020, respectively	13	15
Additional paid-in capital	31,359	31,360
Treasury shares at cost (900 Ordinary shares at June 30, 2021 and December 31, 2020.	(29)	(29)
Accumulated deficit	(30,356)	(29,362)

Total shareholders' equity	1,027	2,021

Total liabilities and shareholders' equity	$4,641	$5,451

The accompanying notes are an integral part of the consolidated financial statements.

SHARPLINK GAMING LTD. (FORMERLY KNOWN AS MER TELEMANAGEMENT SOLUTIONS LTD.) AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousand

	Six months ended June 30,
	2021	2020
	Unaudited
Revenues
Telecom services	$1,513	$1,815
Telecom product sales	229	288

Total revenues	1,742	2,103

Cost of revenues
Telecom services	811	693
Telecom product sales	121	173

Total cost of revenues	932	866

Gross profit	810	1,237

Operating expenses
Selling and marketing	306	459
General and administrative	1,466	937
Goodwill impairment	-	617

Total operating expenses	1,772	2,013

Operating loss	(962)	(776)

Financial income (expense), net	(2)	8

Loss before taxes on income	(964)	(768)
Tax benefit (taxes on income), net	(1)	108

Net loss from continuing operations	(965)	(660)

Loss from discontinued operations	(29)	(1)

Net loss	$(994)	$(661)

Net loss per share:*
Basic and diluted net loss per share from continuing operations	$(0.30)	$(0.23)
Basic and diluted net earnings per share from discontinued operations	(0.01)	0.00

Basic and diluted net loss per share	$(0.31)	$(0.23)

Weighted average number of shares used in computing basic and diluted net loss per share	3,161,025	2,822,700

*)    see also Note 6(c) regarding reverse stock split.

The accompanying notes are an integral part of the consolidated financial statements.

SHARPLINK GAMING LTD. (FORMERLY KNOWN AS MER TELEMANAGEMENT SOLUTIONS LTD.) AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except stock and per stock data)

					Additional
	Share capital		Preferred shares		paid-in	Treasury	Accumulated
	Number*	Amount	Number	Amount	capital	shares	deficit	Total

Balance as of January 1, 2020	1,806,204	30	1,004,386	16	30,635	(29)	(27,547)	3,105

Stock-based compensation	-		-	-	14	-	-	14
Conversion of preferred shares into ordinary shares	400,000	6	(400,000)	(6)		-	-	-
Issuance of preferred shares	-	-	311,404	5	705	-	-	710
Net loss	-	-	-	-	-	-	(661)	(661)
Balance as of June 30, 2020	2,206,204	36	915,790	15	31,354	(29)	(28,208)	3,168

*)    see also Note 6(c) regarding reverse stock split.

The accompanying notes are an integral part of the consolidated financial statements.

SHARPLINK GAMING LTD. (FORMERLY KNOWN AS MER TELEMANAGEMENT SOLUTIONS LTD.) AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except stock and per stock data)

					Additional
	Share capital		Preferred shares		paid-in	Treasury	Accumulated
	Number*	Amount	Number	Amount	capital	shares	deficit	Total
Balance as of January 1, 2021	2,212,496	37	915,790	15	31,360	(29)	(29,362)	2,021
Conversion of preferred shares into ordinary shares	120,000	2	(120,000)	(2)	-	-	-	-
Issuance of ordinary shares to Vexigo’s former shareholders- warrants exercise	34,666	1	-	-	(1)	-	-	-
Net loss	-	-	-	-	-	-	(994)	(994)
Balance as of June 30, 2021	2,367,162	40	795,790	13	31,359	(29)	(30,356)	1,027

*)    see also Note 6(c) regarding reverse stock split.

The accompanying notes are an integral part of the consolidated financial statements.

SHARPLINK GAMING LTD. (FORMERLY KNOWN AS MER TELEMANAGEMENT SOLUTIONS LTD.) AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2021	2020
	Unaudited
Cash flows from operating activities

Net loss	$(994)	$(661)
Loss from discontinued operations	(29)	(1)
Net loss from continuing operations	(965)	(660)

Adjustments required to reconcile net loss from continuing operations to net cash used in operating activities:
Depreciation and amortization	12	19
Impairment of goodwill	-	617
Decrease in deferred tax, net	-	(108)
Stock-based compensation	-	15
Decrease in accrued severance pay, net	(2)	(111)
Decrease in trade receivables, net	67	85
Decrease in other accounts receivable and prepaid expenses	111	15
Increase (decrease) in trade payables	132	(39)
Decrease in accrued expenses and other liabilities	(132)	(1,115)
Increase in deferred revenues	182	58
Net cash used in operating activities from continuing operations	(595)	(1,224)
Net cash used in operating activities from discontinued operations	(34)	(35)
Net cash used in operating activity	(629)	(1,259)

Cash flows used in investing activities

Purchase of property and equipment	(3)	(6)
Net cash used in investing activities from continuing operations	(3)	(6)

Cash flows from financing activities

Proceeds from issuance of shares	-	710
Net cash provided by financing activities from continuing operations	-	710
Decrease in cash, cash equivalents and restricted cash	(632)	(555)
Cash, cash equivalents and restricted cash at the beginning of the year	2,507	3,196
Cash, cash equivalents and restricted cash at the end of the period	$1,875	$2,641

Supplemental disclosure of cash flows activities

Cash paid during the year for income taxes	$3	$4

The accompanying notes are an integral part of the consolidated financial statements.

SHARPLINK GAMING LTD. (FORMERLY KNOWN AS MER TELEMANAGEMENT SOLUTIONS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:       GENERAL

a.
SharpLink Gaming Ltd. (formaly Mer Telemanagement Solutions Ltd.) (the "Company" or "MTS") was incorporated on December 27, 1995. The Company and its subsidiaries (the "Group") is a worldwide provider of telecom expense management (“TEM”), billing solutions and contact center software.

The Company's wholly-owned subsidiaries in the United States and Hong Kong, MTS IntegraTRAK Inc. and MTS Asia Ltd., act as marketing and customer service organizations in those countries.

The Company's shares listed for trade on the Nasdaq Capital Market under the symbol "SBET" (See also Note 6).

On September 6, 2018, the Company entered into a Securities Purchase Agreement (the "Alpha Capital SPA") with Alpha Capital Anstalt, an institutional investor (“Alpha Capital”, for the investment of $1,353 in a newly-created class of convertible preferred shares, and $188 in ordinary shares of the Company. The closing date of the Alpha Capital SPA was on October 31, 2018.

b.	Discontinued operations:

1.	In March 2009, the Company discontinued the operations of TABS Brazil Ltda. (“TABS Brazil”) its wholly owned subsidiary in Brazil.

2.
In June 2018, the Company discontinued the operations of Vexigo Ltd. (“Vexigo”) a wholly owned subsidiary in Israel, which was then sold to a third party. Vexigo, a privately-held Israeli-based software company supporting video advertising over the internet and mobile devices, was acquired by the Company in April 2015.

The results of the discontinued operations including prior periods' comparable results, assets and liabilities which have been retroactively included in discontinued operations as separate line items in the statements of income and balance sheets are presented below.

The summarized results of operations for Vexigo and TABS Brazil Ltd for the period ended June 30, 2021 and 2020, are as follows:

	Six months ended June 30,
	2021	2020
	Unaudited
Operating expenses (income)	$26	$31
Operating loss (income)	26	31
Financial expenses (income), net	3	(30)
Total net loss (income) from discontinued operations	$29	$1

SHARPLINK GAMING LTD. (FORMERLY KNOWN AS MER TELEMANAGEMENT SOLUTIONS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL (Cont.)

 The major classes of assets and liabilities that were classified as discontinued operations were:

	Six months ended June 30,
	2021	2020
	Unaudited
Cash and cash equivalents	$180	$175
Property and equipment, net	-	3
Total assets of discontinued operations	180	178

Trade payables	329	333
Accrued expenses and other liabilities	170	155
Total liabilities of discontinued operations	$499	$488

c.
The Company has historically suffered recurring losses from its operating activities.

The Company incurred losses for the six months period ended June 30, 2021 and 2020, amounting to $994 and $661 and has accumulated deficit of $30,356 as of June 30, 2021.

In addition, the Company incurred negative cash flows from continuing operations of $629 for the six months period ended June 30, 2021.

Those factors raise substantial doubt about the Company's ability to continue as a going concern. The ability to continue as a going concern is dependent upon the Company obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due.

The Company intends to finance operating costs over the next twelve months with existing cash on hand after reducing operating spend if needed. During 2018 - 2020, the Company implemented a substantive cost reduction mainly by employee’s layoff and reduced its lease expenses during the first quarter of 2019 and the second half of 2020. The Company searched for additional sources of financing and on April 15, 2021, the Company entered into a definitive agreement and Plan of Merger (the “Merger Agreement”) with SharpLink, Inc., a company incorporated under the laws of the State of Minnesota and a leading online technology company that works with sports leagues, fantasy sports sites and media companies to connect fans to relevant and timely betting content sourced from its sportsbook partners (“SharpLink”), and New SL Acquisition Corp., a company incorporated under the laws of the State of Delaware and a wholly-owned subsidiary of the Company (“Merger Sub”). Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, including approval of the transaction by the Company’s shareholders, Merger Sub will be merged with and into SharpLink (the “Merger”), with SharpLink surviving the Merger as a wholly-owned subsidiary of the Company. As a result of the transaction, the securityholders of SharpLink will own 86% of the Company’s securities, on a fully diluted and as-converted basis (inclusive of a stock option pool of 10% of the fully-diluted outstanding share capital of the Company). The Merger Agreement was approved by the Company’s shareholders at a meeting of shareholders that was held on July 21, 2021. For additional information, see Note 6.

The accompanying unaudited interim consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and liabilities and commitments in the normal course of business. The unaudited interim consolidated financial statements for the period ended June 30, 2021, do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from uncertainty to the Company's ability to continue as a going concern.

SHARPLINK GAMING LTD. (FORMERLY KNOWN AS MER TELEMANAGEMENT SOLUTIONS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:       BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2021 are not necessarily indicative of the results that may be expected for the year ending December 31, 2021. For further information, reference is made to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020.

The significant accounting policies applied in the annual consolidated financial statements of the Company as of December 31, 2020, contained in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 14, 2021, have been applied consistently in these unaudited interim consolidated financial statements.

Recently Adopted Accounting Pronouncements

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes” (“ASU 2020-12”), which simplifies the accounting for income taxes. ASU 2019-12 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2020. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

Use of Estimates

The preparation of the interim consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The novel coronavirus (“COVID-19”) pandemic has created, and may continue to create, significant uncertainty in macroeconomic conditions, and the extent of its impact on the Company’s operational and financial performance will depend on certain developments, including the duration and spread of the outbreak and the impact on the Company’s customers and its sales cycles. The Company considered the impact of COVID-19 on the estimates and assumptions and determined that there were no material adverse impacts on the interim consolidated financial statements for the period ended June 30, 2021. As events continue to evolve and additional information becomes available, the Company’s estimates and assumptions may change materially in future periods.

SHARPLINK GAMING LTD. (FORMERLY KNOWN AS MER TELEMANAGEMENT SOLUTIONS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

During the first half of 2020, the Company’s facilities in Israel were leased under non-obligating lease contract on a monthly basis. The monthly rental charge ranged from $ 10 to $ 15. Due to the COVID 19 pandemic the Company terminated the Israeli lease contract and since the second half of 2020, the Company’s employees work remotely.

b.	Royalty commitments:

The Company is committed to pay royalties to Israel Innovation Authority ("IIA"), formerly known as the Office of the Chief Scientist, of the Ministry of Industry, Trade and Labor of the Government of Israel on proceeds from sales of products resulting from the research and development projects in which the IIA participated. In the event that development of a specific product in which the IIA participated is successful, the Company will be obligated to repay the gzrants through royalty payments at the rate of 3% to 5% based on the sales of the Company, up to 100%-150% of the grants received linked to the dollar. Grants received after January 1999 are subject to interest at a rate equal to the 12 months LIBOR rate. The obligation to pay these royalties is contingent upon actual sales of the products and, in the absence of such sales, no payment is required.

As of June 30, 2021, the Company had a contingent liability to pay royalties in the amount of approximately $ 8,129 plus interest for grants received after January 1999.

The Company has paid or accrued royalties in its cost of revenues relating to the repayment of such IIA grants in the amount of $ 17 and $ 20 for the six months ended June 30, 2021 and 2020, respectively.

c.	Claims and demands:

1.	Claims related to discontinued operations:

The Company is a party to various tax claims that arose in TABS Brazil a subsidiary which was discontinued in 2009. During 2019, the Company reassessed the likelihood of those tax claims and based on its legal advisors' opinion it concluded that they have become remote.

In August 2007, the Company’s Brazilian subsidiary, TABS Brazil, was ordered by the Labor Law Court in Brazil to pay approximately $32 to one of its former employees. This amount which bears a 1% interest rate per month from the date that the claim was filed, accumulating to $95 as of June 30, 2021, was recorded within discontinued operations.

2.
During February 2020, a legal action was filed against the Company’s US subsidiary in the New York Supreme Court in the amount of $32. The plaintiff has alleged that the Company has not paid certain alleged outstanding bills. If the plaintiff insists on continuing the litigation, the Company will seek to dismiss the lawsuit base on the lack of service process. According to the Company’s legal advisors there is a good basis for such a motion to be granted.

3.
On June 28, 2021, following the announcement of the Merger Agreement with SharpLink, the Company learned of a complaint by a purported shareholder of the Company that was filed in the Supreme Court of the State of New York against the

4.
Company and its directors (the “Complaint”). The Complaint alleges that the intrinsic value of the Company is in excess of the amount the Company’s shareholders will receive in connection with the Merger and that the proxy statement submitted by the Company in connection with the proposed Merger omits material information as set forth in the Complaint. The Complaint has not been served on the defendants but, based on a cursory review, the Company and its legal counsel believe that the claims asserted in the Complaint are without merit and the Company plans to vigorously defend against them.

SHARPLINK GAMING LTD. (FORMERLY KNOWN AS MER TELEMANAGEMENT SOLUTIONS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:	RELATED PARTY TRANSACTIONS AND BALANCES

a.

The Company receives certain services from C. Mer, a publicly traded company. Mr. Haim Mer, the Company's chairman of the board and Mr. Isaac Ben Bassat, a former director of the Company, are members of the controlling group of C. Mer. These services include reimbursement for shared expenses related to a commercial insurance policy.

	b.	From January 1, 2009 until September 2011, as part of the acquisition of certain assets and liabilities of AnchorPoint, Inc., the Company received certain services from Data Distributors Inc., a company controlled by Mr. Roger Challen, a former director of the Company and the controlling shareholder of the Info Group Inc., a beneficial owner of 9.70% of the Company's Ordinary shares as of June 30, 2021. These services include reimbursement for shared expenses, development and IT services, other administrative services. Expenses recognized with respect to the above-mentioned services were approximately $9, and $0 for the six months ended June 30, 2021 and 2020, respectively. In addition, the Company rents an office in Powder Springs, Georgia, from Mr. Challen, under a month-to-month lease. In the six months periods ended June 30, 2021 and June 30, 2020 the Company paid or accrued $18 and $28, respectively with respect to the above-mentioned rent expenses.

	c.	Balances and transactions with related parties were as follows:

1.    Balances with related parties:

	June 30, 2021	December 31, 2020
	Unaudited
Other accounts payable and accrued expenses	$16	$15

2.    Transactions with related parties:

	Six months ended June 30,
	2021	2020
	Unaudited
Amounts charged by related parties:
Cost of revenues	$23	$23
Operating expenses	55	55
	$78	$78

SHARPLINK GAMING LTD. (FORMERLY KNOWN AS MER TELEMANAGEMENT SOLUTIONS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:	SHAREHOLDERS' EQUITY

a.	Share capital:

The Ordinary shares entitle their holders the right to receive notice to participate in and vote at general meetings of the Company and the right to receive cash dividends, if declared.

In August 2017, the Company converted $1,220 of debt to Vexigo’s former shareholders incurred in connection with the acquisition of Vexigo into warrants to acquire 200,000 Ordinary shares. Following such debt conversion, the Company currently does not have any outstanding debt in connection with the Vexigo acquisition. The warrants have a term of five years and are exercisable without any additional consideration commencing on the second anniversary of their issuance. During the two years period following issuance, the Company had an option to purchase all or a portion of such warrants at a price per warrant of $6. By June 30, 2021, all of Vexigo’s former shareholders exercised their warrants and were issued an aggregate of 200,000 Ordinary shares.

The Alpha Capital SPA included a greenshoe option for a future investment by Alpha Capital of up to $1,500 in the newly created preferred shares at the same price per preferred share paid in the initial investment during a period of 18 months following the closing date of the Alpha Capital SPA. In December 2019 and April 2020, the Company and its Board members approved an extension of Alpha Capital's remaining portion of the greenshoe option by six months until April 30, 2020 and by an additional three-month period until July 31, 2020, respectively. During 2020 and 2019 Alpha Capital fully exercised its greenshoe option and purchased an aggregated number of 657,895 convertible preferred shares in consideration of $1,500. In addition, during March 2021 and June 2020, Alpha Capital converted 120,000 and 400,000 preferred shares into Ordinary shares, respectively at a 1:1 ratio (See also Note 6).

b.	Share options:

In 2003, the Company adopted its 2003 Incentive Share Option Plan (the "2003 Plan") that conforms with the provisions of section 102 of the Israel Income Tax Ordinance. As amended by the Company’s shareholders in 2013 and 2016, the 2003 Plan authorizes the grant of options to purchase up to 241,160 of the Company’s Ordinary shares to officers, employees and directors of the Company or any subsidiary, pursuant to section 102 of the Israel Income Tax Ordinance and will expire on November 30, 2023.

In June 2006, the Company adopted its 2006 Stock Option plan (the "2006 Plan"), intended to grant options to officers, employees and directors of MTS IntegraTRAK or any subsidiary of the Company. Each option granted under the 2006 Plan may be either an option intended to be treated as an "incentive stock option", within the meaning of section 422 of the Internal Revenue Code of 1986, as amended, or an option that will be treated as a "non-qualified stock option". As amended in 2011 and 2013, the 2006 Plan authorizes the grant of options to purchase up to 91,667 of the Company’s Ordinary shares and will expire on July 2026.The total number of Ordinary shares with respect to which options may be granted to any eligible employee during any twelve months period under the 2006 Plan is 25,000 Ordinary shares, subject to adjustment as provided in the 2006 Plan. Each option granted under the 2006 Plan is exercisable until the earlier of five years from the date of the grant of the option or the expiration dates of the option plan. The exercise price of the options granted under the 2006 Plan may not be less than the fair market value of an Ordinary share determined as of the date of grant of the option.

On October 1, 2017 the Company authorized an options grant to its CEO, to acquire 58,334 ordinary shares under 2003 Israeli Share Option Plan. These options vest over a period of four years (25% vesting on October 1, 2018 and an additional 12.5% vesting every six months for the following three years), subject to the fulfillment of a condition to vesting. The condition to vesting will be fulfilled in the event the closing price of the Company’s Ordinary shares is equal to or higher than a price per share of $9 for a consecutive period of three months. The exercise price per share of the options is $4.32 (the closing price per share of the Company’s Ordinary shares on the NASDAQ Capital Market on September 28, 2017, the date of the Company’s Board of Directors’ approval of the terms). In addition, in the event of an M&A or reverse merger transaction (where current shareholders will hold less than 50% of the shares of the company) and if the CEO will not continue to serve as the CEO of the company (or is released during the six-month period following the closing of the transaction), 50% of all of the unvested options will become vested. The options are due to expire on October 1, 2027, unless earlier terminated pursuant to the terms of our 2003 Israeli Share Option Plan. These options expired in connection with the termination of employment of the Company’s CEO on December 31, 2020, when the Company’s CEO began providing CEO services to the Company under a consulting agreement.

The compensation committee in a meeting held on April 6, 2021 and the board of directors in a meeting held on April 8, 2021, approved, subject to the approval of the Company’s shareholders, the following equity compensation:(1) to the Company’s CEO: (a) a warrant to acquire 58,334 ordinary shares, at an exercise price of $2.642, valid for a period of three years, which will become exercisable in full upon the earliest of: (i) six months from the date of issuance or (ii) the consummation of an M&A or reverse merger transaction; and (b) a warrant to acquire 25,000 ordinary shares, with no exercise price (i.e., an exercise price equal to $0), valid for a period of three years, which will become exercisable upon the earliest of: (i) the consummation of an M&A or reverse merger transaction, provided that he still serves as the company’s CEO until immediately prior to the consummation or (ii) the consummation of the Transaction with SharpLink, and (2) to the Company’s CFO, options under the Company’s 2003 Israeli Share Option Plan to acquire 25,000 ordinary shares, with no exercise price (i.e., an exercise price equal to $0), valid for a period of five years, which will become exercisable over a period of five years, with 33.33% vesting on the third, fourth and fifth anniversary of the grant date, provided that the vesting will accelerate, and the options will become fully exercisable upon the consummation of any M&A or reverse merger transaction. In addition, upon her termination of employment, the option if vested, will remain valid until the earliest to occur of: (i) six months following the date of her termination of employment and (ii) five years from the grant date.

As of June 30, 2021, 234,142 Ordinary shares are available for future option grants under the Company’s plans.

SHARPLINK GAMING LTD. (FORMERLY KNOWN AS MER TELEMANAGEMENT SOLUTIONS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:	SHAREHOLDERS' EQUITY (Cont.)

c.	A summary of option activity under the Company's stock option plans to its employees as of June 30, 2021, and changes during the six months ended June 30, 2021, are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2021	58,334	$4.32	7.76	$-
Granted	-	$-	-	$-
Exercised	-	$-	-	$-
Expired and forfeited	(58,334)	$(4.32)	7.76	$-

Outstanding at June 30, 2021	-	$-	-	$-

Exercisable at June 30, 2021	-	$-	-	$-

There were no new grants or exercises during the six months ended June 30, 2021 and 2020.

The total compensation cost related to options granted to employees under the Company's share-based compensation plans recognized for the six months ended June 30, 2021 and 2020 amounted to $0, and $14, respectively.

As of June 30, 2021, there was no unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans.

d.	Total stock-based compensation expenses recognized during the period:

The total stock-based compensation expense related to employees' equity-based awards, recognized for the six months ended June 30, 2021 and 2020, was comprised as follows:

	Six months ended 30 June
	2021	2020
General and administrative	-	14
	$-	$14

SHARPLINK GAMING LTD. (FORMERLY KNOWN AS MER TELEMANAGEMENT SOLUTIONS LTD.) AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:	SUBSEQUENT EVENTS

a.

On July 21, 2021 the Company’s shareholders approved the Merger Agreement between the Company and SharpLink. In addition, the Company’s shareholders approved the equity compensation to the Company’s CEO and CFO as describe in Note 5(b) above.

b.	On July 22, 2021 Alpha Capital converted 125,000 preferred shares into Ordinary shares, at a 1:1 ratio.

c.

The closing of the Merger between the Company and SharpLink occurred on July 26, 2021. In connection with the closing of the Merger, the Company completed a 1-for-2 reverse stock split of its Ordinary shares. Accordingly, all Ordinary shares, Preferred shares, options, warrants, per share data and exercise prices included in these financial statements have been adjusted retroactively for all periods presented to reflect the 1-for-2 reverse stock split. Subsequent to the closing of the Merger and the effectiveness of the reverse split, the former SharpLink shareholders collectively own approximately 86% of the combined company (inclusive of a stock option pool of 10% of the fully-diluted outstanding share capital of the Company) and the Company’s prior shareholders collectively own 14% of the combined company (including ordinary shares underlying existing warrants and options issued to the Company’s then officers as described in Note 5(b) above).

d.	On July 26, 2021 Alpha Capital converted 670,789 preferred shares into Ordinary shares, at a 1:1 ratio.

e.

In connection with the consummation of the Merger, the Company changed its name from Mer Telemanagement Solutions Ltd. to SharpLink Gaming Ltd. and commenced trading under the ticker symbol “SBET” on a post-reverse split basis on July 28, 2021.

f.	On July 28, 2021, the Company received formal notice from Nasdaq that, as a result of the merger, the Company satisfies all applicable rules for continued listing on The Nasdaq Capital Market.